                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                         COMMISSION FILE NUMBER 1-15297



                  WATER PIK TECHNOLOGIES, INC. RETIREMENT PLAN


                          WATER PIK TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                   DELAWARE                                 25-1843384
        (STATE OR OTHER JURISDICTION OF                   (IRS EMPLOYER
         INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)


                          23 CORPORATE PLAZA, SUITE 246
                             NEWPORT BEACH, CA 92660

    (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER OF SECURITIES)


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (949) 719-3700

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    WATER PIK TECHNOLOGIES, INC.
                                    RETIREMENT PLAN


                                By: /s/    Theresa Hope-Reese
                                    --------------------------------------------
                                    Theresa Hope-Reese, Member,
                                    Administrative Committee of the
                                    Water Pik Technologies, Inc. Retirement Plan


Date:    June 27, 2001

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
Water Pik Technologies, Inc. Retirement Plan
Period from April 1, 2000 (inception date) to December 31, 2000 with Report of Independent Auditors

                  Water Pik Technologies, Inc. Retirement Plan

             Audited Financial Statements and Supplemental Schedule

         Period from April 1, 2000 (inception date) to December 31, 2000


                                    CONTENTS

Report of Independent Auditors ......................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits ......................................2
Statement of Changes in Net Assets Available for Benefits............................3
Notes to Financial Statements .......................................................4


Supplemental Schedule

Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)...................11

                         Report of Independent Auditors

Personnel and Compensation Committee
Water Pik Technologies, Inc.

We have audited the accompanying statement of net assets available for benefits of the Water Pik Technologies, Inc. Retirement Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the period from April 1, 2000 (inception date) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2000, and the changes in its net assets available for benefits for the period from April 1, 2000 (inception date) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 /s/ Ernst & Young LLP

Woodland Hills, California
June 1, 2001

                  Water Pik Technologies, Inc. Retirement Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 2000


ASSETS
Investments at fair value:
  Mutual funds                               $13,306,345
  Money market funds                           2,987,823
  Common stock                                   492,518
  Participant loans                              533,722
                                             -----------
Total investments                             17,320,408

Contributions receivable                          66,827
                                             -----------
Total assets                                  17,387,235

LIABILITIES
Refunds of excess contributions                   83,680
                                             -----------
Net assets available for benefits            $17,303,555
                                             ===========

See accompanying notes.

                  Water Pik Technologies, Inc. Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

         Period from April 1, 2000 (inception date) to December 31, 2000

Additions:
  Contributions:
    Employer                                                      $ 1,800,987
    Employee                                                        2,263,757
  Interest and dividend income                                        816,684
  Transfers to plan                                                15,025,693
                                                                  -----------
Total additions                                                    19,907,121

Deductions:
  Distributions to participants                                       801,653
  Net depreciation in fair value of investments                     1,796,946
  Other, net                                                            4,967
                                                                  -----------
Total deductions                                                    2,603,566
                                                                  -----------

Net increase                                                       17,303,555
Net assets available for benefits at beginning of year                     --
                                                                  -----------
Net assets available for benefits at end of year                  $17,303,555
                                                                  ===========

See accompanying notes.

                  Water Pik Technologies, Inc. Retirement Plan

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF THE PLAN

The Water Pik Technologies, Inc. Retirement Plan (the Plan) was established on April 1, 2000.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan. All regularly scheduled full-time and part-time U.S. domestic employees of Water Pik Technologies, Inc. (the Company) are eligible to participate in the Plan on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

CONTRIBUTIONS

Participants may make contributions of between 1% and 15% of pretax annual compensation, as defined in the Plan, up to an annual maximum as determined by the Internal Revenue Service. Each pay period, the Company matches 50% of contributions of employees who have completed 90 days of service up to a maximum of the greater of 3% of compensation, as defined, or $1,000.

Each plan year, for employees who have completed 90 days of service, the Company also contributes non-elective contributions of 2.0% of hourly active participants' compensation, as defined, and 4.5% of salaried active participants' compensation, as defined. In addition, the Company may make annual discretionary contributions in an amount to be determined at the end of the plan year by the Board of Directors. There were no discretionary contributions to the Plan from April 1, 2000 (inception date) to December 31, 2000.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's matching, non-elective and discretionary contributions and an allocation of the Plan's earnings. Allocations of Plan earnings are based on participant account balances. Participants are entitled to the vested balances in their accounts.

                  Water Pik Technologies, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS (CONTINUED)

Participants direct contributions, including Company matching, non-elective and discretionary contributions, into one or more investment options offered by the Plan. Participants can choose to invest their contributions in the common stocks of Water Pik Technologies, Inc., Teledyne Technologies, Inc. and Allegheny Technologies Incorporated, and in the following Fidelity funds: Fidelity Fund, Retirement Money Market Portfolio, Managed Income Portfolio, Capital and Income Fund, U.S. Bond Index Fund, Spartan(R) U.S. Equity Index Fund, Aggressive Growth Fund, Dividend Growth Fund, Low-priced Stock Fund, OTC Portfolio, Diversified International Fund, Overseas Fund, Freedom Income Fund (SM), Freedom 2000 Fund
(SM), Freedom 2010 Fund (SM), Freedom 2020 Fund (SM) and Freedom 2030 Fund (SM).

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of (a) $50,000 or (b) 50% of their vested account balance. Loans are repayable over periods of up to five years (ten years for loans to purchase the participant's primary residence). A participant may have only one loan outstanding at any time. Outstanding participant loans must be repaid upon the participant's termination of employment with the Company.

Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of each calendar quarter preceding the loan origination date.

                  Water Pik Technologies, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are fully vested in their contributions and all earnings thereon. All eligible employees of the Company as of March 31, 2000 are fully vested in Company matching contributions regardless of years of service. Eligible employees hired subsequent to March 31, 2000 vest in Company matching contributions under the following schedule:

                                                                     VESTING
YEARS OF SERVICE                                                    PERCENTAGE
----------------                                                    ----------
1 year                                                                  25%
2 years                                                                 50%
3 years                                                                 75%
4 years                                                                100%

Non-elective Company contributions for all participants vest in accordance with the above vesting schedule.

WITHDRAWALS AND DISTRIBUTIONS

The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2 or in the case of serious financial hardship, as approved by the administrator. Additionally, the value of participant's contributions and the value of all vested Company contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant's election, payment may be made in cash as a single lump sum or in installments.

ADMINISTRATIVE EXPENSES

The Company pays administrative expenses, which include recordkeeping, trustee fees and expenses of the Company incurred in administering the Plan. Participants pay loan origination and servicing fees.

FORFEITED ACCOUNTS

Forfeitures of terminated participant's unvested amounts are used to reduce administrative expenses under the Plan, if any. Any remaining forfeited balances are applied to reduce future Company contributions.

                  Water Pik Technologies, Inc. Retirement Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INVESTMENT INCOME

All money market and other mutual funds are stated at fair value at December 31, 2000 as determined by the Trustee. All participant loans are valued at cost, which approximates fair value.

Common stock is stated at the quoted market price at December 31, 2000 as listed on the New York Stock Exchange. At December 31, 2000, the quoted market price of the common stock of Water Pik Technologies, Inc., Teledyne Technologies, Inc. and Allegheny Technologies Incorporated was $7.00, $23.63 and $15.88, respectively.

3. PLAN ASSET TRANSFERS

The Company became an independent public company on November 29, 1999 through a spin-off from Allegheny Technologies Incorporated. Prior to the spin-off and through March 31, 2000, the Company's employees participated in the Teledyne 401(k) Plan sponsored by Allegheny Technologies Incorporated. The Company's employees' account balances under that plan were transferred to the Plan effective April 1, 2000. The annual report for the Teledyne 401(k) Plan is filed by Allegheny Technologies Incorporated.

                  Water Pik Technologies, Inc. Retirement Plan

3. PLAN ASSET TRANSFERS (CONTINUED)

In May 1996, the Company acquired Jandy Industries, Inc. (Jandy). Jandy's employees continued to participate in the Jandy Industries Inc. Employees Savings Plan (the Jandy Plan). Effective January 1, 1997, the Jandy Plan assets were frozen and participants were enrolled in the Teledyne 401(k) Plan. Effective July 28, 2000, the assets of the Jandy Plan were transferred into the Company's Plan. The Plan was amended to reflect and allow this asset transfer.

The assets transferred to the Plan during the period from April 1, 2000 (inception date) to December 31, 2000 were as follows:

                                                          ASSETS
TRANSFER FROM                                           TRANSFERRED
-------------                                           -----------
Teledyne 401(k) Plan                                    $12,779,157
Jandy Industries Inc. Employees Savings Plan              2,246,536
                                                        -----------
                                                        $15,025,693
                                                        ===========

4. INVESTMENTS

The following presents investments of the Plan at December 31, 2000.

Mutual funds:
  Fidelity OTC Portfolio                             $   357,009
  Fidelity Aggressive Growth Fund                        620,032
  Fidelity Diversified International Fund                551,364
  Fidelity Dividend Growth Fund                        2,123,442
  Fidelity Freedom 2010 Fund (SM)                        664,698
  Fidelity Freedom 2020 Fund (SM)                      1,632,925
  Fidelity Freedom 2030 Fund (SM)                      1,508,051
  Spartan(R) U.S. Equity Index Fund                    5,001,217
  Fidelity U.S. Bond Index Fund                          602,603
  Other                                                  245,004
                                                     -----------
Total mutual funds                                    13,306,345

                  Water Pik Technologies, Inc. Retirement Plan

4. INVESTMENTS (CONTINUED)


Money market funds:
  Fidelity Retirement Money Market Portfolio                   $ 2,987,823
                                                               -----------
Total money market funds                                         2,987,823

Common stock:
  Water Pik Technologies, Inc. common stock                        190,485
  Teledyne Technologies, Inc. common stock                          92,840
  Allegheny Technologies, Incorporated common stock                209,193
                                                               -----------
Total common stock                                                 492,518

Participant loans                                                  533,722
                                                               -----------
Total investments                                              $17,320,408
                                                               ===========

During the period from April 1, 2000 (inception) to December 31, 2000, the Plan's instruments (including investments purchased, sold, as well as held during the period) appreciated (depreciated) in fair value as follows:

     Mutual funds                   $(1,750,305)
     Money market funds                      --
     Common stock                       (46,641)
                                    -----------
                                    $(1,796,946)
                                    ===========

5. TAX STATUS OF THE PLAN

The Plan is based on a prototype plan document designed to qualify under Section 401(a) of the Internal Revenue Code (the Code). This prototype plan is currently in the Remedial Amendment Process. Under Revenue Procedure 2000-20, the Internal Revenue Service is allowing plans based on prototype plans in the Remedial Amendment Process to operate without a determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                  Water Pik Technologies, Inc. Retirement Plan

6. PLAN TERMINATION

The Company intends to continue the Plan for the benefit of its employees; however, the Company reserves the right under the Plan to amend or terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. Upon such termination, all amounts credited to the participants' accounts shall become 100% vested, all assets of the Plan shall be distributed to the participants, and the obligation of the Company to make contributions would cease.

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the year ended December 31, 2000, there were transactions involving investment of plan assets in investment funds maintained by the Plan trustees, parties-in-interest as defined in Section 3(14) of ERISA. One of the Plan's investment options is Water Pik Technologies, Inc. common stock which is purchased by the Plan trustee in the open market.

                              Supplemental Schedule

                  Water Pik Technologies, Inc. Retirement Plan

                            EIN: 25-1843384 Plan: 001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                                                              CURRENT
IDENTITY OF ISSUE                                            DESCRIPTION OF ASSET              VALUE
-----------------                                            --------------------           -----------
Fidelity Fund*                                                  2,497.473 shares            $    81,817
Fidelity Capital & Income Fund*                                 3,000.752 shares                 23,196
Fidelity OTC Portfolio*                                         8,696.933 shares                357,009
Fidelity Overseas Fund*                                           504.131 shares                 17,327
Fidelity Low-priced Stock Fund*                                 1,013.961 shares                 23,443
Fidelity Aggressive Growth Fund*                               17,142.162 shares                620,032
Fidelity Diversified International Fund*                       25,130.541 shares                551,364
Fidelity Dividend Growth Fund*                                  70,875.91 shares              2,123,442
Fidelity Freedom Income Fund (SM)*                                454.804 shares                  5,058
Fidelity Freedom 2000 Fund (SM)*                                7,675.883 shares                 90,652
Fidelity Freedom 2010 Fund (SM)*                               48,027.337 shares                664,698
Fidelity Freedom 2020 Fund (SM)*                              112,151.418 shares              1,632,925
Fidelity Freedom 2030 Fund (SM)*                              100,536.723 shares              1,508,051
Fidelity Retirement Money Market Portfolio*                  2,987,822.71 shares              2,987,823
Fidelity Managed Income Portfolio*                                3,511.4 shares                  3,511
Spartan(R) U.S. Equity Index Fund                             106,840.792 shares              5,001,217
Fidelity U.S. Bond Index Fund*                                 56,902.988 shares                602,603
Water Pik Technologies, Inc. Common Stock*                     27,212.179 shares                190,485
Teledyne Technologies, Inc. Common Stock                        3,929.732 shares                 92,840
Allegheny Technologies Incorporated Common Stock               13,177.479 shares                209,193

Participant loans                                             various maturities                533,722
                                                                                            -----------
                                                                                            $17,320,408
                                                                                            ===========

*Party-in-Interest

                                  EXHIBIT INDEX

EXHIBIT                         DESCRIPTION
-------                         -----------
23.1      Consent of Ernst & Young LLP, Independent Auditors. (Filed herewith.)